AMENDED AND RESTATED BYLAWS
OF
CORRELATE HEALTH, INC.

ARTICLE I

Stockholders

Section 1. *Annual Meeting*. The annual meeting of the stockholders of this Corporation shall be held each year on the date and at the time each year as determined by the Board of Directors. The failure to hold an annual meeting at the time stated in these Bylaws does not affect the validity of any corporate action.

Section 2. *Special Meetings*. Except as otherwise provided by law, special meetings of stockholders of this Corporation shall be held whenever called by the Chief Executive Officer, the President or by the Board of Directors or one or more stockholders who hold at least twenty percent (20%) of all of the shares of the Corporation's capital stock entitled to vote on any issue proposed to be considered at the meeting. If any person(s) other than the Board calls a special meeting, the request shall:

> (i) be in writing;

> (ii) specify the general nature of the business proposed to be transacted; and

> (iii) be delivered personally or sent by registered mail or by facsimile transmission to the Chief Executive Officer, or the President (in the absence of a Chief Executive Officer), with a copy provided in the same mailing to the Secretary of the Corporation.

The person(s) receiving such request shall cause notice to be promptly given to the stockholders entitled to vote at such meeting, in accordance with the provisions of these Bylaws, that a meeting will be held and such notice shall state the time, place and purpose of the special meeting. No business may be transacted at such special meeting other than the business specified in such notice to stockholders. Nothing contained in this Section shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board may be held.

Section 3. *Place of Meetings*. Meetings of stockholders shall be held at such place within or without the State of Delaware as determined by the Board of Directors, pursuant to proper notice.

Section 4. *Notice*. Written notice of each stockholders' meeting stating the date, time, and place and, in case of a special meeting, the purpose(s) for which such meeting is called, shall be given by the Corporation not less than ten (10) (unless a greater period of notice is required by law in a particular case) days nor more than sixty (60) days prior to the date of the meeting, to each stockholder of record entitled to vote at such meeting unless required by law to send notice to all stockholders (regardless of whether or not such stockholders are entitled to vote). If mailed, notice is directed to the stockholder's address as it appears on the current record of stockholders of this Corporation. Notice may be given in any manner and by any means permitted under Title 8 of the Delaware General Corporation Law.

Section 5. *Waiver of Notice.* A stockholder may waive any notice required to be given by these Bylaws, or the Certificate of Incorporation of this Corporation, or any of the corporate laws of the State of Delaware, before or after the meeting that is the subject of such notice. A valid waiver is created by any of the following three methods: (a) in writing or by electronic transmission, signed by the stockholder entitled to the notice and delivered to the Corporation for inclusion in its corporate records; (b) attendance at the meeting, unless the stockholder at the beginning of the meeting objects to holding the meeting or transacting business at the meeting; or (c) failure to object at the time of presentation of a matter not within the purpose or purposes described in the meeting notice.

Section 6. *Quorum of Stockholders.* At any meeting of the stockholders, a majority in interest of all the shares of the Corporation's capital stock entitled to vote on a matter, represented by stockholders of record in person or by proxy, shall constitute a quorum of that voting group for action on that matter.

Once a share is represented at a meeting, other than to object to holding the meeting or transacting business, it is deemed to be present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting unless a new record date is or must be set for the adjourned meeting. At such reconvened meeting, any business may be transacted that might have been transacted at the meeting as originally notified.

If a quorum exists, action on a matter is approved by a voting group if the votes cast within the voting group favoring the action exceed the votes cast within the voting group opposing the action, unless the question is one upon which by express provision of law or of the Certificate of Incorporation or of these Bylaws a different vote is required.

Section 7. *Proxies.* Stockholders of record may vote at any meeting either in person or by proxy executed in writing. A proxy is effective when received by the person authorized to tabulate votes for the Corporation. No such proxy shall be voted or acted upon after 3 years from its date, unless the proxy provides for a longer period.

Section 8. *Voting.* Subject to the provisions of the laws of the State of Delaware, and unless otherwise provided in the Certificate of Incorporation, each outstanding share, regardless of class, is entitled to one (1) vote on each matter voted on at a stockholders' meeting.

Section 9. *Adjournment.* Either the chair of the meeting or a majority of the shares of the Corporation's capital stock represented at the meeting, even if less than a quorum, may adjourn the meeting from time to time. At such reconvened meeting at which a quorum is present any business may be transacted at the meeting as originally notified. If a meeting is adjourned to a different date, time, or place, notice need not be given of the new date, time, or place if a new date, time, or place is announced at the meeting before adjournment; however, if the adjournment is for more than 30 days, or if a new record date for the adjourned meeting is or must be fixed in accordance with the corporate laws of the State of Delaware, notice of the adjourned meeting must be given to persons who are stockholders as of the new record date.

Section 10. *Joint Owners Of Stock.* If shares of the Corporation's capital stock or other securities having voting power stand of record in the names of two (2) or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two (2) or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the following effect: (a) if only one (1) votes, his or her act binds all; (b) if more than one (1) votes, the act of the majority so voting binds all; (c) if more than one (1) votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or may apply to the Delaware Court of Chancery for relief as provided in the Delaware General Corporation Law, Section 217(b). If the instrument filed with the Secretary shows that any such tenancy is held in unequal interests, a majority or even-split for the purpose of subsection (c) shall be a majority or even-split in interest.

ARTICLE II

Board of Directors

Section 1. *Powers of Directors.* All corporate powers shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed under the direction of, the Board of Directors, except as otherwise provided by its Certificate of Incorporation.

Section 2. *Number and Qualifications.* The business affairs and property of this Corporation shall be managed by a Board of not less than one (1) director nor more than seven (7) directors. The number of directors may at any time be increased or decreased by the Board of Directors at any regular or special meeting. Directors need not be stockholders of this Corporation or residents of the State of Delaware, but must have reached the age of majority.

Section 3. *Election - Term of Office.* The terms of the initial directors expire at the first stockholders' meeting at which directors are elected. The directors shall be elected by the stockholders at each annual stockholders' meeting to hold office until the next annual meeting of the stockholders and until their respective successors are elected and qualified. If, for any reason, the directors shall not have been elected at any annual meeting, they may be elected at a special meeting of stockholders called for that purpose in the manner provided by these Bylaws.

Section 4. *Regular Meetings.* Regular meetings of the Board of Directors shall be held at such places, and at such times as the Board by vote may determine, and, if so determined, no notice thereof need be given.

Section 5. *Special Meetings.* Special meetings of the Board of Directors may be held at any time or place whenever called by the Chair of the Board, the Chief Executive Officer or the President (in the absence of a Chief Executive Officer), or by any two (2) or more directors, notice thereof being given to each director by the person(s) calling or by the officer directed to call the meeting.

Section 6. *Notice.* No notice is required for regular meetings of the Board of Directors. Notice of special meetings of the Board of Directors, stating the date, time, and place thereof, shall be given at least two (2) days prior to the date of the meeting. The purpose of the meeting need not be given in the notice. Such notice may be oral or written.

Section 7. *Waiver of Notice.* A director may waive notice of a special meeting of the Board either before or after the meeting, and such waiver shall be deemed to be the equivalent of giving notice. The waiver must be in writing, signed by the director and entitled to the notice and delivered to the Corporation for inclusion in its corporate records. Attendance of a director at a meeting shall constitute waiver of notice of that meeting unless said director attends for the express purpose of objecting to the transaction of business because the meeting has not been lawfully called or convened.

Section 8. *Quorum of Directors.* A majority of the members of the Board of Directors shall constitute a quorum for the transaction of business. When a quorum is present at any meeting, a majority of the members present thereat shall decide any question brought before such meeting, except as otherwise provided by the Certificate of Incorporation or by these Bylaws.

Section 9. *Adjournment.* A majority of the directors present, even if less than a quorum, may adjourn a meeting and continue it to a later time. Notice of the adjourned meeting or of the business to be transacted thereat, other than by announcement, shall not be necessary. At any adjourned meeting at which a quorum is present, any business may be transacted which could have been transacted at the meeting as originally called.

Section 10. *Resignation and Removal.* Any director of this Corporation may resign at any time by giving notice in writing or by electronic transmission to the Board of Directors, the Chair of the Board, the Vice-Chair of the Board, the Chief Executive Officer, the President, or Secretary of this Corporation. Any such resignation is effective when the notice is delivered, unless the notice specifies a later effective date. The stockholders, at a special meeting called expressly for that purpose, may remove from office with or without cause one or more directors and elect their successors. A director may be removed only if a majority of the outstanding stock of the Corporation entitled to vote thereon shall be voted for such removal.

Section 11. *Vacancies.* Unless otherwise provided by law, in case of any vacancy in the Board of Directors, including a vacancy resulting from an increase in the number of directors, the remaining directors, whether constituting a quorum or not, or the stockholders, may fill the vacancy.

Section 12. *Compensation.* By resolution of the Board of Directors, each director may be paid expenses, if any, of attendance at each meeting of the Board of Directors, and may be paid a stated salary as director, or a fixed sum for attendance at each meeting of the Board of Directors, or both. No such payment shall preclude any director from serving this Corporation in any other capacity and receiving compensation therefore.

Section 13. *Presumption of Assent.* A director of this Corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless:

    a. The director objects at the beginning of the meeting, or promptly upon the director's arrival, to holding it or transacting business at the meeting;

    b. The director's dissent or abstention from the action taken is entered in the minutes of the meeting; or

    c. The director shall file written dissent or abstention with the presiding officer of the meeting before its adjournment or to the Corporation within a reasonable time after adjournment of the meeting.

The right of dissent or abstention is not available to a director who votes in favor of the action taken.

Section 14. *Chair and Vice-Chair of the Board.* The Board of Directors in its discretion may elect a Chair of the Board from amongst its members to serve as chair of the Board of Directors, who, when present shall preside at all meetings of the Board of Directors, and who shall have such other powers as the Board of Directors may determine. The Board of Directors may also elect a Vice-Chair of the Board from amongst its members, who, in the absence of the Chair of the Board shall preside at meetings of the Board of Directors, and who shall have such other powers as the Board of Directors may determine from time to time.

Section 15. *Committees.* The Board of Directors, by resolution adopted by a majority of the full Board of Directors, may designate from among its members an Executive Committee and one or more other committees, each of which:

      a.   Must have one (1) or more members;

      b.   Must be governed by the same rules regarding meetings, action without meetings, notice, waiver of notice, quorum and voting requirements as applied to the Board of Directors, however:

      (1)   the time of regular meetings of committees may be determined either by resolution of the Board of Directors or by resolution of the committee;

      (2)   special meetings of committees may also be called by resolution of the Board of Directors; and

      (3)   notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The Board of Directors may adopt rules for the government of any committee not inconsistent with the provisions of these Bylaws.

      c.   To the extent provided in such resolution, shall have and may exercise all the authority of the Board of Directors, except no such committee shall have the authority to:

      (1)   Authorize or approve a distribution except according to a general formula or method prescribed by the Board of Directors;

      (2)   Approve or propose to stockholders action which the Delaware General Corporation Law requires to be approved by stockholders;

      (3)   Fill vacancies on the Board of Directors or on any of its committees;

      (4)   Amend the Certificate of Incorporation;

      (5)   Adopt, amend, or repeal the Bylaws;

      (6)   Approve a plan of merger not requiring stockholder approval; or

(7)   Authorize or approve the issuance or sale or contract for sale of shares of the Corporation's capital stock, or determine the designation and relative rights, preferences, and limitations on a class or series of shares of the Corporation's capital stock, except that the Board of Directors may authorize a committee, or a senior executive officer of the Corporation, to do so within limits specifically prescribed by the Board of Directors.

ARTICLE III

Special Measures Applying to Both
Stockholders' Meetings and Directors' Meetings

Section 1. *Action by Written Consent.* Unless otherwise provided in the Certificate of Incorporation, any action required to be taken at any annual or special meeting of the stockholders of the Corporation, or any action which may be taken at any annual meeting or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of the Corporation's capital stock entitled to vote thereon were present and voted. Consent may be given in any manner and by any means authorized by the Delaware General Corporation Law. The date on which such Consent was transmitted shall be deemed to be the date on which such consent was signed. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

Unless otherwise restricted by the Certificate of Incorporation or Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in writing, and the writings are filed with the minutes or proceedings of the Board of Directors or committee.

Section 2. *Conference Telephone.* Meetings of the stockholders and/or the Board of Directors may be effectuated by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other during the meeting. Participation by such means shall constitute presence in person at such meeting.

Section 3. *Mailed Notice to Stockholders.* If mailed to stockholders, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the Corporation.

Section 4. *Electronic Transmission of Notice to Stockholders.* Without limiting the manner by which notice otherwise may be given to stockholders, any notice or other communication to stockholders shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Notice shall be deemed given: (1) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice; (2) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (3) if by a posting on an electronic network together with separate notice to the stockholder; and (4) if by any other form of electronic transmission, when directed to the stockholder. Any such consent shall be deemed revoked if:

a. the Corporation is unable to deliver by electronic transmission two consecutive notices given by the Corporation in accordance with such consent; and

b. such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice.

However, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the Corporation that the notice has been given by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For the purposes of these Bylaws, "**Electronic Transmission**" shall mean any form of communication, not directly involving the physical transmission of paper, which creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

Section 5. *Notice To Person With Whom Communication Is Unlawful*. Whenever notice is required to be given, under any provision of law or of the Certificate of Incorporation or Bylaws of the Corporation, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required, and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Corporation is such as to require the filing of a certificate under any provision of the Delaware General Corporation Law, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

Section 6. *Notice To Person With Undeliverable Address*. Whenever notice is required to be given, under any provision of law or the Certificate of Incorporation or Bylaws of the Corporation, to any stockholder to whom (i) notice of two consecutive annual meetings, and all notices of meetings or of the taking of action by written consent without a meeting to such person during the period between such two consecutive annual meetings, or (ii) all, and at least two, payments (if sent by first class mail or via electronic transmission to a virtual wallet or otherwise) of dividends or interest on securities during a twelve-month period, have been mailed or electronically delivered to such person at his, her or its mailing or virtual wallet address as shown on the records of the Corporation and have been returned undeliverable, the giving of such notice to such person shall not be required. Any action or meeting which shall be taken or held without notice to such person shall have the same force and effect as if such notice had been duly given. If any such person shall deliver to the Corporation a written notice setting forth his, her or its then current mailing and/or virtual wallet address, the requirement that notice be given to such person shall be reinstated. In the event that the action taken by the Corporation is such as to require the filing of a certificate under any provision of the Delaware General Corporation Law, the certificate need not state that notice was not given to persons to whom notice was not required to be given pursuant to this paragraph.

ARTICLE IV

Officers

Section 1. *Positions.* The officers of this Corporation may be a Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, President, one or more Vice Presidents, Secretary, and a Treasurer, as appointed by the Board of Directors. Such other officers and assistant officers as may be necessary may be appointed by the Board of Directors or by a duly appointed officer to whom such authority has been delegated by Board resolution. No officer need be a stockholder or a director of this Corporation. Any two or more offices may be held by the same person.

Section 2. *Appointment and Term of Office.* The officers of this Corporation shall be appointed annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of the stockholders. If officers are not appointed at such meeting, such appointment shall occur as soon as possible thereafter. Each officer shall hold office until a successor shall have been appointed and qualified or until said officer's earlier death, resignation, or removal.

Section 3. *Powers and Duties.* If the Board of Directors appoints persons to fill the following officer positions, such officer shall have the powers and duties set forth below:

      a.   *Chief Executive Officer.* The Chief Executive Officer shall, subject to the direction and control of the Board of Directors, have general supervision of the business of the Corporation. In the absence of a Chair or Vice-Chair of the Board, the Chief Executive Officer shall preside at meetings of the stockholders and of the Board of Directors.

      The Chief Executive Officer, or such other persons as are specifically authorized by resolution of the Board of Directors, shall possess the power to sign all bonds, deeds, mortgages, and any other agreements, and such signatures shall be sufficient to bind this Corporation. The Chief Executive Officer shall perform such other duties as the Board of Directors shall designate.

      b.   *President.* During the absence or disability of the Chief Executive Officer, the President shall exercise all functions of the Chief Executive Officer, except as limited by resolution of the Board of Directors. The President shall, in the absence of the Chair and Vice-Chair of the Board of Directors and the Chief Executive Officer, preside at all meetings of stockholders and of the Board of Directors.

      The President may sign all bonds, deeds, mortgages, and any other agreements, and such signature shall be sufficient to bind this Corporation. The President shall perform such other duties as the Board of Directors shall designate.

      c.   *Chief Operating Officer.* During the absence or disability of the Chief Executive Officer and President, the Chief Operating Officer shall exercise all functions of the Chief Executive Officer, except as limited by resolution of the Board of Directors. The Chief Operating Officer shall have such powers and discharge such duties as may be assigned from time to time by the Chief Executive Officer or by the Board of Directors.

d.   *Chief Financial Officer.* The Chief Financial Officer shall oversee the Corporation's financial planning, reporting and accounting practices, and shall have such powers and discharge such duties as may be assigned from time to time by the Chief Executive Officer or by the Board of Directors.

e.   *Vice President.* Each Vice President shall have such powers and discharge such duties as may be assigned from time to time to such Vice President by the Chief Executive Officer or by the Board of Directors.

f.   *Secretary.* The Secretary shall:

(1)   Prepare minutes of the directors' and stockholders' meetings and keep them in one or more books provided for that purpose;

(2)   Authenticate records of the Corporation;

(3)   See that all notices are duly given in accordance with the provisions of these Bylaws or as required by law;

(4)   Be custodian of the corporate records and of the seal of the Corporation (if any), and affix the seal of the Corporation to all documents as may be required;

(5)   Keep a register of the post office and email address of each stockholder which shall be furnished to the Secretary by such stockholder;

(6)   Sign with the President, or a Vice President, certificates for shares of the Corporation's capital stock, the issuance of which shall have been authorized by resolution of the Board of Directors;

(7)   Have general charge of the stock transfer books of the Corporation; and

(8)   In general, perform all the duties incident to the office of Secretary and such other duties as from time to time may be assigned by the Chief Executive Officer or by the Board of Directors. In the Secretary's absence, an Assistant Secretary shall perform the Secretary's duties.

g.   *Treasurer.* The Treasurer shall have the care and custody of the money, funds, and securities of the Corporation, shall account for the same, and shall have and exercise, under the supervision of the Board of Directors, all the powers and duties commonly incident to this office and as may be assigned from time to time by the Chief Executive Officer or by the Board of Directors.

Section 4. *Salaries and Contract Rights.* The salaries, if any, of the officers shall be fixed from time to time by the Board of Directors. The appointment of an officer shall not of itself create any contract rights or other rights to employment.

Section 5. *Resignation or Removal.* Any officer of this Corporation may resign at any time by giving written notice to the Board of Directors or the Chief Executive Officer (or the President in the absence of a Chief Executive Officer). Any such resignation is effective when the notice is delivered, unless the notice specifies a later date, and shall be without prejudice to the contract rights, if any, of such officer.

The Board of Directors, by majority vote of the entire Board, may remove any officer or agent appointed by it, with or without cause. The removal shall be without prejudice to the contract rights, if any, of the person so removed.

Section 6. *Vacancies*. If any office becomes vacant by any reason, the Board of Directors may appoint a successor or successors who shall hold office for the unexpired term.

Section 7. *Representation of Shares of Other Corporations*. The Chair of the Board, the Chief Executive Officer, the President, any Vice President, the Treasurer, the Secretary or Assistant Secretary of the Corporation, or any other person duly authorized by the Board of Directors or the Chief Executive Officer, the President or a Vice President, is authorized to vote, represent, and exercise on behalf of the Corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of the Corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

ARTICLE V

Shares of Capital Stock, Certificates and Their Transfer

Section 1. *Issuance; Certificates of Shares*. No shares of this Corporation's capital stock shall be issued unless authorized by the Board of Directors. Such authorization shall include the maximum number of shares to be issued, the consideration to be received, and a statement that the Board considers the consideration to be adequate. Shares of the Corporation's capital stock may be represented by certificates or uncertificated in accordance with the provisions of the Delaware General Corporation Law. Certificates for shares of the Corporation's capital stock shall be in such form as is consistent with the provisions of the Delaware General Corporation Law and shall state:

     a.   The name of the Corporation and that the Corporation is organized under the laws of the State of Delaware;

     b.   The name of the person to whom issued; and

     c.   The number and class of shares and the designation of the series, if any, which such certificate represents.

The certificate shall be signed by original or facsimile signature of two officers of the Corporation, and the seal of the Corporation may be affixed thereto. Uncertificated digital or tokenized shares of capital stock shall contain provisions as programmed into the smart contracts (or other digital representation thereof) applicable thereto as determined and approved by the Board of Directors.

Section 2. *Stock Transfer Agreements*. The Corporation shall have the power to enter into and perform any agreement with the Corporation's stockholders restricting the transfer of any class or series of the Corporation's shares in any manner not prohibited by the Delaware General Corporation Law.

Section 3. *Loss or Destruction of Certificates*. The Board of Directors may direct a new certificate or certificates of stock or digital form (or other form) of uncertificated shares be issued in place of any certificate or other form of stock theretofore issued and that is alleged to have been lost, stolen or destroyed, upon the making of an affidavit of the fact by the person claiming the certificate or form of uncertificated stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or uncertificated shares, the Board may, in its discretion and as a condition precedent to the issuance, require the owner of a lost, stolen or destroyed certificate or certificates (or the tokenized digital form of uncertificated stock, as the case may be), or such person's legal representative, to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the lost, stolen or destroyed certificate or other form of stock. In case of the loss, mutilation, or destruction of a certificate of stock or digital or other form of uncertificated stock, a duplicate certificate or duplicate representation of uncertificated shares (including, without limitation, digital tokens and/or smart contracts, as the case may be) may be issued upon such terms as the Board of Directors shall prescribe.

Section 4. *Record Date and Transfer Books*. For the purpose of determining stockholders who are entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other proper purpose, the Board of Directors may fix in advance a record date for any such determination of stockholders, such date in any case to be not more than sixty (60) days and, in case of a meeting of stockholders, not less than ten (10) days prior to the date on which the particular action, requiring such determination of stockholders, is to be taken.

If no record date is fixed for such purposes, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of stockholders.

When a determination of stockholders entitled to vote at any meeting of stockholders has been made as provided in this Section, such determination shall apply to any adjournment thereof, unless the Board of Directors fixes a new record date, which it must do if the meeting is adjourned more than one hundred twenty (120) days after the date is fixed for the original meeting.

Section 5. *Voting Record*. The officer or agent having charge of the stock transfer books for shares of the Corporation's capital stock shall make at least ten (10) days before each meeting of stockholders a complete record of the stockholders entitled to vote at such meeting or any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares held by each. Such record shall be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any stockholder during the whole time of the meeting for the purposes thereof.

Section 6. *Dividends*. The Board of Directors, subject to any restrictions contained in either (i) the Delaware General Corporation Law, or (ii) the Certificate of Incorporation, may declare and pay dividends upon the shares of the Corporation's capital stock. Dividends may be paid in cash, in property (including, without limitation, utility tokens), or in shares of the Corporation's capital stock.

The Board of Directors may set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the Corporation, and meeting contingencies.

Section 7. *Registered Stockholders*. The Corporation:

a.	shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares of the Corporation's capital stock to receive dividends and to vote as such owner; and

b.	shall be entitled to hold liable for calls and assessments the person registered on its books as the owner of shares of the Corporation's capital stock; and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

Section 8. *Special Designation on Certificates.* If the Corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the Corporation shall issue to represent such class or series of stock (or programmed into the smart contracts of tokenized uncertificated shares); provided, however, that, except as otherwise provided in Section 202 of the Delaware General Corporation Law, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate (or programmed into the smart contracts of tokenized uncertificated shares) that the Corporation shall issue to represent such class or series of stock a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

ARTICLE VI

Books and Records

Section 1. *Books of Accounts, Minutes, and Share Register.* The Corporation:

a.	Shall keep as permanent records the minutes of all meetings of its stockholders and Board of Directors, a record of all actions taken by the stockholders or Board of Directors without a meeting, and a record of all actions taken by a committee of the Board of Directors exercising the authority of the Board of Directors on behalf of the Corporation;

b.	Shall maintain appropriate accounting records;

c.	Shall, or shall cause its agent to, maintain a record of its stockholders, in a form that permits preparation of a list of the names and addresses of all stockholders, in alphabetical order by class of shares showing the number and class of shares held by each; and

d.	Shall keep a copy of the following records at its principal office:

(1)	The Certificate of Incorporation and all amendments to them currently in effect;

(2)   The Bylaws and all amendments to them currently in effect;

(3)   The minutes of all stockholders' meetings, and records of all actions taken by stockholders without a meeting, for the past three (3) years;

(4)   All written communications to stockholders generally within the past three (3) years;

(5)   A list of the names and business addresses of its current directors and officers; and

(6)   Its most recent annual report delivered to the Secretary of State of Delaware.

All records may be kept in digital or electronic form as permitted by the Delaware General Corporation Law.

Section 2. *Copies of Resolutions*. Any person dealing with the Corporation may rely upon a copy of any of the records of the proceedings, resolutions, or votes of the Board of Directors or stockholders, when certified by the Chief Executive Officer, the President or Secretary.

Section 3. *Inspection by Stockholders*. Unless otherwise waived as permitted by Delaware General Corporation Law, any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the Corporation's stock ledger, a list of its stockholders, and its other books and records and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder, and the Corporation may require said stockholder's (and such stockholder's agents) execution of a non-disclosure agreement prior to disclosure of any such information. In every instance where an attorney or other agent is the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing that authorizes the attorney or other agent so to act on behalf of the stockholder. The demand under oath shall be directed to the Corporation at its registered office in Delaware or at its principal executive office.

Section 4. *Inspection by Directors*. Any director shall have the right to examine the Corporation's stock ledger, a list of its stockholders, and its other books and records for a purpose reasonably related to his or her position as a director. The Court of Chancery is vested with the exclusive jurisdiction to determine whether a director is entitled to the inspection sought. The Court of Chancery may summarily order the Corporation to permit the director to inspect any and all books and records, the stock ledger, and the stock list and to make copies or extracts therefrom. The Court of Chancery may, in its discretion, prescribe any limitations or conditions with reference to the inspection, or award such other and further relief as the Court may deem just and proper.

ARTICLE VII

Indemnification of Officers, Directors, Employees and Agents

Section 1. *Definitions*. As used in this Article VII:

 a. "**Act**" means the Delaware General Corporation Law, now or hereafter in force.

 b. "**Agent**" means an individual who is or was an agent of the Corporation or an individual who, while an agent of the Corporation, is or was serving at the Corporation's request as a director, officer, partner, trustee, employee, attorney or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise. "Agent" includes, unless the context requires otherwise, the estate or personal representative of an agent.

 c. "**Corporation**" means this Corporation, and any domestic or foreign predecessor entity which, in a merger or other transaction, ceased to exist.

 d. "**Director**" means an individual who is or was a director of the Corporation or an individual who, while a director of the Corporation, is or was serving at the Corporation's request as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise. "Director" includes, unless the context requires otherwise, the estate or personal representative of a director.

 e. "**Employee**" means an individual who is or was an employee of the Corporation or an individual, while an employee of the Corporation, is or was serving at the Corporation's request as a director, officer, partner, trustee, employee, or Agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise. "Employee" includes, unless the context requires otherwise, the estate or personal representative of an Employee.

 f. "**Expenses**" means all fees and expenses incurred in any Proceeding including, without limitation, the fees and expenses of counsel.

 g. "**Indemnitee**" means an individual made a Party to a Proceeding because the individual is or was a Director, Officer, Employee, or Agent of the Corporation, and who possesses indemnification rights pursuant to the Certificate of Incorporation, these Bylaws, or other corporate action. "Indemnitee" shall also include the heirs, executors, and other successors in interest of such individuals.

 h. "**Liability**" means the obligation to pay a judgment, settlement, penalty, fine, including an excise tax assessed with respect to an employee benefit plan, or reasonable Expenses incurred with respect to a Proceeding.

 i. "**Officer**" means an individual who is or was an officer of the Corporation or an individual who, while an officer of the Corporation, is or was serving at the Corporation's request as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise. "Officer" includes, unless the context requires otherwise, the estate or personal representative of an officer.

j. **"Party"** includes an individual who was, is, or is threatened to be named a defendant or respondent in a Proceeding.

k. **"Proceeding"** means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, and whether formal or informal.

Section 2. *Indemnification Rights of Directors, Officers, Employees and Agents.* The Corporation shall indemnify its Directors, Officers, Employees and Agents to the full extent permitted by applicable law as then in effect against Liability arising out of a Proceeding to which such individual was made a Party because the individual is or was a Director, Officer, Employee or Agent of the Corporation. The Corporation shall advance Expenses incurred by such persons who are parties to a Proceeding in advance of final disposition of the Proceeding, as provided herein.

Section 3. *Procedure for Seeking Indemnification and/or Advancement of Expenses.*

a. *Notification and Defense of Claim.* Indemnitee shall promptly notify the Corporation in writing of any Proceeding for which indemnification could be sought under this Article. In addition, Indemnitee shall give the Corporation such information and cooperation as it may reasonably require and as shall be within Indemnitee's power.

With respect to any such Proceeding as to which Indemnitee has notified the Corporation:

(1) The Corporation will be entitled to participate therein at its own expense;

(2) Except as otherwise provided below, to the extent that it may wish, the Corporation, jointly with any other indemnifying party similarly notified, will be entitled to assume the defense thereof, with counsel satisfactory to Indemnitee. Indemnitee's consent to such counsel may not be unreasonably withheld.

After notice from the Corporation to Indemnitee of its election to assume the defense, the Corporation will not be liable to Indemnitee under this Article for any legal or other Expenses subsequently incurred by Indemnitee in connection with such defense. However, Indemnitee shall continue to have the right to employ its counsel in such Proceeding, at Indemnitee's expense; and if:

(a) The employment of counsel by Indemnitee has been authorized by the Corporation;

(b) Indemnitee shall have reasonably concluded that there may be a conflict of interest between the Corporation and Indemnitee in the conduct of such defense; or

(c)   The Corporation shall not in fact have employed counsel to assume the defense of such Proceeding,

the fees and Expenses of Indemnitee's counsel shall be at the expense of the Corporation.

The Corporation shall not be entitled to assume the defense of any Proceeding brought by or on behalf of the Corporation or as to which Indemnitee shall reasonably have made the conclusion that a conflict of interest may exist between the Corporation and the Indemnitee in the conduct of the defense.

b.   *Information to be Submitted and Method of Determination and Authorization of Indemnification.*   For the purpose of pursuing rights to indemnification under this Article, the Indemnitee shall submit to the Board of Directors a sworn statement requesting indemnification and reasonable evidence of all amounts for which such indemnification is requested (together, the sworn statement and the evidence constitutes an "**Indemnification Statement**").

Submission of an Indemnification Statement to the Board shall create a presumption that the Indemnitee is entitled to indemnification hereunder, and the Corporation shall, within thirty (30) calendar days thereafter, make the payments requested in the Indemnification Statement to or for the benefit of the Indemnitee, unless: (1) within such thirty (30) calendar day period it shall be determined by the Corporation that the Indemnitee is not entitled to indemnification under this Article; (2) such vote shall be based upon clear and convincing evidence (sufficient to rebut the foregoing presumption); and (3) the Indemnitee shall receive notice in writing of such determination, which notice shall disclose with particularity the evidence upon which the determination is based; *provided, however*, that the payment of Expenses incurred by a person in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the person to repay all amounts advanced if it should be ultimately determined that the person is not entitled to be indemnified under this Article VII or otherwise.

At the election of the Chief Executive Officer, or the President in the absence of a Chief Executive Officer, the foregoing determination may be made by either: (1) the written consent of the stockholders owning a majority of the stock in the Corporation; (2) a committee chosen by written consent of a majority of the Directors of the Corporation, and consisting solely of two (2) or more Directors not at the time parties to the Proceeding; or (3) as provided by Section 145 of the Delaware General Corporation Law.

Any determination that the Indemnitee is not entitled to indemnification, and any failure to make the payments requested in the Indemnification Statement, shall be subject to judicial review by any court of competent jurisdiction.

c.   *Special Procedure Regarding Advance for Expenses.*   An Indemnitee seeking payment of Expenses in advance of a final disposition of the Proceeding must furnish the Corporation, as part of the Indemnification Statement:

(1)   A written affirmation of the Indemnitee's good faith belief that the Indemnitee has met the standard of conduct required to be eligible for indemnification; and

(2)   A written undertaking, constituting an unlimited general obligation of the Indemnitee, to repay the advance if it is ultimately determined that the Indemnitee did not meet the required standard of conduct.

d.   *Settlement.* The Corporation is not liable to indemnify Indemnitee for any amounts paid in settlement of any Proceeding without Corporation's written consent. The Corporation shall not settle any Proceeding in any manner which would impose any penalty or limitation on Indemnitee without Indemnitee's written consent. Neither the Corporation nor Indemnitee may unreasonably withhold its consent to a proposed settlement.

Section 4. *Contract and Related Rights.*

a.   *Contract Rights.* The right of an Indemnitee to indemnification and advancement of Expenses is a contract right upon which the Indemnitee shall be presumed to have relied in determining to serve or to continue to serve in his or her capacity with the Corporation. Such right shall continue as long as the Indemnitee shall be subject to any possible Proceeding. Any amendment to or repeal of this Article shall not adversely affect any right or protection of an Indemnitee with respect to any acts or omissions of such Indemnitee occurring prior to such amendment or repeal.

b.   *Optional Insurance, Contracts, and Funding.* The Corporation may:

(1)   Maintain insurance, at its expense, to protect itself and any Indemnitee against any Liability, whether or not the Corporation would have power to indemnify the individual against the same Liability;

(2)   Enter into contracts with any Indemnitee in furtherance of this Article and consistent with the Act; and

(3)   Create a trust fund, grant a security interest, or use other means (including without limitation a letter of credit) to ensure the payment of such amounts as may be necessary to effect indemnification as provided in this Article.

c.   *Severability.* If any provision or application of this Article shall be invalid or unenforceable, the remainder of this Article and its remaining applications shall not be affected thereby, and shall continue in full force and effect.

d.   *Right of Indemnitee to Bring Suit.* If (1) a claim under this Article for indemnification is not paid in full by the Corporation within thirty (30) days after a written claim has been received by the Corporation; or (2) a claim under this Article for advancement of Expenses is not paid in full by the Corporation within twenty (20) days after a written claim has been received by the Corporation, then the Indemnitee may, but need not, at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. To the extent successful in whole or in part, the Indemnitee shall be entitled to also be paid the expense (to be proportionately prorated if the Indemnitee is only partially successful) of prosecuting such claim.

Neither: (1) the failure of the Corporation (including its Board of Directors, its stockholders, or independent legal counsel) to have made a determination prior to the commencement of such Proceeding that indemnification or reimbursement or advancement of Expenses to the Indemnitee is proper in the circumstances; nor (2) an actual determination by the Corporation (including its Board of Directors, its stockholders, or independent legal counsel) that the Indemnitee is not entitled to indemnification or to the reimbursement or advancement of Expenses, shall be a defense to the Proceeding or create a presumption that the Indemnitee is not so entitled.

Section 5. *Exceptions*. Any other provision herein to the contrary notwithstanding, the Corporation shall not be obligated pursuant to the terms of these Bylaws to indemnify or advance Expenses to Indemnitee with respect to any Proceeding:

a. *Claims Initiated by Indemnitee*. Initiated or brought voluntarily by Indemnitee and not by way of defense, except with respect to Proceedings brought to establish or enforce a right to indemnification under these Bylaws or any other statute or law or as otherwise required under the statute; but such indemnification or advancement of Expenses may be provided by the Corporation in specific cases if the Board of Directors finds it to be appropriate.

b. *Lack of Good Faith*. Instituted by Indemnitee to enforce or interpret this Agreement, if a court of competent jurisdiction determines that each of the material assertions made by Indemnitee in such Proceeding was not made in good faith or was frivolous.

c. *Insured Claims*. For which any of the Expenses or liabilities for indemnification is being sought have been paid directly to Indemnitee by an insurance carrier under a policy of Officers' and Directors' Liability insurance maintained by the Corporation.

d. *Prohibited by Law*. If the Corporation is prohibited by the Delaware General Corporation Law or other applicable law as then in effect from paying such indemnification and/or advancement of Expenses. For example, the Corporation and Indemnitee acknowledge that the Securities and Exchange Commission ("**SEC**") has taken the position that indemnification is not possible for liabilities arising under certain federal securities laws, and federal legislation prohibits indemnification for certain ERISA violations. Indemnitee understands and acknowledges that the Corporation has undertaken or may be required in the future to undertake with the SEC to submit the question of indemnification to a court in certain circumstances for a determination of the Corporation's right to indemnify Indemnitee.

Section 6. *Subrogation*. In the event of payment under this Article VII, the Corporation shall be subrogated to the extent of such payment to all of the rights of recovery of the Indemnitee (excluding insurance obtained on the Indemnitee's own behalf), and the Indemnitee shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the Corporation effectively to bring suit to enforce such rights.

Section 7. *Expert Witness*. To the extent that any Director, Officer, Employee or Agent of the Corporation is by reason of such position, or a position with another entity at the request of the Corporation, a witness in any action, suit or proceeding, he or she shall be indemnified against all costs and expenses actually and reasonably incurred by him or her or on his or her behalf in connection therewith.

Section 8. *Indemnity Agreements.* The Corporation may enter into agreements with any Director, Officer, Employee or Agent of the Corporation providing for indemnification to the full extent permitted by Delaware law.

Section 9. *Non-Exclusivity of Rights.* The right to indemnification and the advancement of expenses incurred in defending a Proceeding in advance of its final disposition conferred in this Article shall not be exclusive of any other right which any person may have or hereafter acquire under any law, provision of the Certificate of Incorporation, bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

ARTICLE VIII

Amendment of Bylaws

Section 1. *By the Stockholders.* These Bylaws may be amended or repealed at any regular or special meeting of the stockholders if notice of the proposed amendment is contained in the notice of the meeting.

Section 2. *By the Board of Directors.* These Bylaws may be amended or repealed by the affirmative vote of a majority of the whole Board of Directors of any meeting of the Board, if notice of the proposed amendment is contained in the notice of the meeting. However, the directors may not modify the Bylaws fixing their qualifications, classifications, or term of office.

ARTICLE IX

Market Standoff Restriction

Each stockholder of the Corporation shall not, to the extent requested by the Corporation or an underwriter of securities of the Corporation, sell or otherwise transfer or dispose of any shares of capital stock of the Corporation (other than (1) to donees pursuant to bona fide gifts or (2) distributions to partners, members or stockholders of the stockholder of the Corporation, provided that in each of case (1) and (2) the recipient agrees to be similarly bound, and other than sales of shares acquired in open market transactions or purchased in an initial public offering) for a period ending up to one hundred eighty (180) days following the effective date of any registration statement of the Corporation filed under the Securities Act of 1933, as amended, plus such additional period to accommodate regulatory restrictions on (a) the publication or other distribution of research reports or (b) analyst recommendations and opinions, including (without limitation) the restrictions set forth in Rule 2711(f)(4) of the National Association of Securities Dealers and Rule 472(f)(4) of the New York Stock Exchange, as amended, or any similar successor rules in order to permit publication, recommendations and opinions without such restrictions in the event the Corporation issues an earnings release or material news or a material event relating to the Corporation occurs during the period; provided, however, that such agreement shall be applicable only to the first such registration statement of the

Corporation which covers securities sold on its behalf to the public in an underwritten offering. For purposes of this Article IX, the term "Corporation" shall include any wholly owned subsidiary of the Corporation into which the Corporation merges or consolidates. In order to enforce the foregoing covenant, the Corporation shall have the right to place restrictive legends on the certificates or, in the event of uncertificated shares, on the representation of said shares in digital, token or other form representing the shares of capital stock of the Corporation subject to this Article IX and to impose stop transfer instructions with respect to such shares until the end of such period.

ARTICLE X

Right of First Refusal

No stockholder shall sell, assign, pledge, or in any manner transfer any of the shares of common stock of the Corporation or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise, except by a transfer which meets the requirements hereinafter set forth in these Bylaws:

a.   If the stockholder desires to sell or otherwise transfer any of his, her or its shares of common stock, then the stockholder shall first give written notice thereof to the Corporation. The notice shall name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer.

b.   For thirty (30) days following receipt of such notice, the Corporation shall have the option to purchase all or a portion of the shares specified in the notice at the price and upon the terms set forth in such notice. In the event of a gift, property settlement or other transfer in which the proposed transferee is not paying the full price for the shares, and that is not otherwise exempted from the provisions of this Article X, the price shall be deemed to be the fair market value of the stock at such time as determined in good faith by the Board of Directors. In the event the Corporation elects to purchase all of the shares or, with consent of the stockholder, a lesser portion of the shares, it shall give written notice to the transferring stockholder of its election and settlement for said shares shall be made as provided below in paragraph (d).

c.   The Corporation may assign its rights hereunder.

d.   In the event the Corporation and/or its assignee(s) elect to acquire any of the shares of the transferring stockholder as specified in said transferring stockholder's notice, the Secretary of the Corporation shall so notify the transferring stockholder and settlement thereof shall be made in cash within thirty (30) days after the Secretary of the Corporation receives said transferring stockholder's notice; provided that if the terms of payment set forth in said transferring stockholder's notice were other than cash against delivery, the Corporation and/or its assignee(s) shall pay for said shares on the same terms and conditions as set forth in said transferring stockholder's notice.

e.   In the event the Corporation and/or its assignees(s) do not elect to acquire all of the shares specified in the transferring stockholder's notice, said transferring stockholder may, within the sixty (60) day period following the expiration of the option rights granted to the Corporation and/or its assignees(s) herein, transfer the shares specified in said transferring stockholder's notice which were not acquired by the Corporation and/or its assignees(s) as specified in said transferring stockholder's notice.   All shares so sold by said transferring stockholder shall continue to be subject to the provisions of this Article X in the same manner as before said transfer.

f.   Anything to the contrary contained herein notwithstanding, the following transactions shall be exempt from the provisions of this Article X:

(1)   A stockholder's transfer of any or all shares held either during such stockholder's lifetime or on death by will or intestacy to such stockholder's immediate family or to any custodian or trustee for the account of such stockholder or such stockholder's immediate family or to any partnership or limited liability company of which the stockholder, members of such stockholder's immediate family or any trust for the account of such stockholder or such stockholder's immediate family will be all of the partners or members. "Immediate family" as used herein shall mean spouse, lineal descendant, father, mother, brother, sister, or lineal descendant of a brother or sister, of the stockholder making such transfer.

(2)   A stockholder's bona fide pledge or mortgage of any shares with a commercial lending institution, provided that any subsequent transfer of said shares by said institution shall be conducted in the manner set forth in this Article X.

(3)   A stockholder's transfer of any or all of such stockholder's shares to the Corporation or to any other stockholder of the Corporation.

(4)   A stockholder's transfer of any or all of such stockholder's shares to a person who, at the time of such transfer, is an officer or director of the Corporation.

(5)   A corporate stockholder's transfer of any or all of its shares pursuant to and in accordance with the terms of any merger, consolidation, reclassification of shares or capital reorganization of the corporate

stockholder, or pursuant to a sale of all or substantially all of the stock or assets of a corporate stockholder.

(6)   A corporate stockholder's transfer of any or all of its shares to any or all of its stockholders.

(7)   A transfer by a stockholder which is a partnership to any or all of its partners or former partners.

In any such case, the transferee, assignee, or other recipient shall receive and hold such stock subject to the provisions of this Article X, and there shall be no further transfer of such stock except in accordance herewith.

g.   The provisions of this Article X may be waived with respect to any transfer either by the Corporation, upon duly authorized action of its Board of Directors, or by the stockholders, upon the express written consent of the owners of a majority of the outstanding voting shares of the Corporation (excluding the votes represented by those shares to be transferred by the transferring stockholder). This Article X may be amended or repealed either by a duly authorized action of the Board of Directors, or by the stockholders upon the express written consent of the owners of a majority of the outstanding voting shares of the Corporation.

h.   Any sale or transfer, or purported sale or transfer, of securities of the Corporation shall be null and void unless the terms, conditions, and provisions of this Article X are strictly observed and followed.

i.   The foregoing right of first refusal shall terminate on either of the following dates, whichever shall first occur:

(1)   On January 1, 2041; or

(2)   Upon the date securities of the Corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the United States Securities and Exchange Commission under the Securities Act of 1933, as amended.

j.   The certificates representing shares of stock of the Corporation subject to the foregoing right of first refusal shall bear the following legend so long as such right of first refusal remains in effect:

"THE   SHARES   REPRESENTED   BY   THIS CERTIFICATE ARE SUBJECT TO A RIGHT OF FIRST REFUSAL   OPTION   IN   FAVOR   OF   THE CORPORATION AND/OR ITS ASSIGNEE(S), AS

PROVIDED IN THE BYLAWS OF THE CORPORATION."

ARTICLE XI

General Provisions

Section 1. *Loans To Officers.* The Corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiaries, including any officer or employee who is a director of the Corporation or its subsidiaries, whenever, in the judgment of the Board of Directors, such loan, guarantee or assistance may reasonably be expected to benefit the Corporation. The loan, guarantee or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the Corporation. Nothing in these Bylaws shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the Corporation at common law or under any statute.

Section 2. *Construction; Definitions.* Unless the context requires otherwise, the general provisions, rules of construction and definitions in the Delaware General Corporation Law shall govern the construction of these Bylaws. Without limiting the generality of this provision, as used in these Bylaws, the singular number includes the plural, the plural number includes the singular, and the term "person" includes both an entity and a natural person.

Section 3. *Checks; Drafts; Evidences of Indebtedness.* From time to time, the Board of Directors shall determine by resolution which person or persons may sign or endorse all checks, drafts, other orders for payment of money, notes or other evidences of indebtedness that are issued in the name of or payable to the Corporation, and only the persons so authorized shall sign or endorse those instruments.

Section 4. *Corporate Contracts and Instruments: How Executed.* The Board of Directors, except as otherwise provided in these Bylaws, may authorize and empower any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation; such power and authority may be general or confined to specific instances. Unless so authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

CERTIFICATE OF ADOPTION

The undersigned, as Secretary of Correlate Health, Inc., does hereby certify that the above and foregoing Amended and Restated Bylaws of said Corporation were adopted by the Board of Directors as the Amended and Restated Bylaws of said Corporation and that the same do now constitute the Bylaws of this Corporation.

Effective as of the 15th day of February 2021.

CharonC.Collier
_____
Charon Collier, Secretary